Exhibit 12.1

AmTrust Financial Services, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Earnings
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$153,196	$167,526	$131,514	$104,486	$127,598	$66,635
Fixed charges	12,034	12,902	16,884	18,277	10,089	5,326
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	(1,288)	(822)	(991)	(749)	-
	$165,230	$179,140	$147,576	$121,772	$136,938	$71,961
Less:
Interest capitalized	$-	$-	$-	$-	$-	$-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	6,753	3,875	-	(2,900)	(6,053)	244
	6,753	3,875	-	(2,900)	(6,053)	244
Total Earnings	$140,981	$175,265	$147,576	$124,672	$142,991	$71,717

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$12,034	$12,902	$16,884	$18,277	$10,089	$5,326
Estimate of the interest within rental expense1	-	-	-	-	-	-
Total Fixed Charges	$12,034	$12,902	$16,884	$18,277	$10,089	$5,326

Ratio of Earnings to Fixed Charges	11.7x	13.6x	8.7x	6.8x	14.2x	13.5x

1 Deemed to be immaterial